UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For the Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Silvergate Capital Corporation
Full Name of Registrant

Former Name if Applicable

4250 Executive Square, Suite 300
Address of Principal Executive Office (Street and Number)

La Jolla, CA 92037
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 1, 2023, Silvergate Capital Corporation (the “Company”) filed a Notification of Late Filing on Form 12b-25 (the “Original 12b-25”) disclosing that it was unable to timely file its Annual Report on Form 10-K for the fourth quarter and fiscal year ended December 31, 2022 (the “2022 Form 10-K”) within the prescribed time period without unreasonable effort or expense.  In the Original 12b-25, the Company indicated that although it was working diligently to complete all of the required information for the 2022 Form 10-K as soon as possible, it did not expect to be in a position to file the 2022 Form 10-K by the extension date of March 16, 2023.  As disclosed in the Company’s Notification of Late Filing on Form 12b-25 for the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 and in the Company’s Current Report on the Form 8-K filed with the Securities and Exchange Commission on May 11, 2023 and for the reasons set forth therein, the Company has determined that it is unable to file the 2022 Form 10-K, and does not expect to be able to file any Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K for subsequent periods or its definitive proxy statement for 2023.

PART IV — OTHER INFORMATION

(1)          Name and telephone number of person to contact in regard to this notification

Antonio Martino	(858)	362-6300
(Name)	(Area Code)	(Telephone Number)
(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐  No

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see the explanation provided above in Part III.

SILVERGATE CAPITAL CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
SILVERGATE CAPITAL CORPORATION

Date: May 11, 2023	By:	/s/ Alan J. Lane
		Name:	Alan J. Lane
		Title:	Chief Executive Officer